Exhibit IV

Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ,
England

Telephone: +44 (0) 20 7538 0191  Facsimile:+44 (0) 20 7987 9396  Email: enquiries@drewry.co.uk
Website: www.drewry.co.uk

March 19, 2007

Diana Shipping Inc.

Pendelis 16

175 64 Palaio Faliro

Athens, Greece

Dear Sir/Madam:

Reference is made to the Form F-3 registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-139306) on December 13, 2006 (the “Registration Statement”) relating to the public offering of common stock and other securities of Diana Shipping Inc. (the “Company”). We hereby consent to all references to our name in the prospectus supplement which constitutes part of the Registration Statement (the “Prospectus Supplement”) and to the use of the statistical information supplied by us set forth in “The international dry bulk shipping industry” section of the Prospectus Supplement. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

(1) we have accurately described The international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

We hereby consent to the filing of this letter as an exhibit to the Report on Form 6-K filed with the SEC on March 19, 2007.

Yours faithfully

Nigel Gardiner

Managing Director

Drewry Shipping Consultants Ltd